Exhibit 3.2(f)

Resolution of the Board of Directors

On August 28, 2003, the Board of Directors of American Woodmark Corporation approved the following resolution.

RESOLVED, that Article III, paragraph 1 of the Bylaws of the Corporation is hereby amended to read as follows:

There shall be a Board of Directors consisting of ten persons.

/s/ Kent Guichard
Kent Guichard
Corporate Secretary

Corporate Seal

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